UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tradeweb Markets Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

892672106

(CUSIP Number)

Timothy Knowland

General Counsel, Corporate Transactions, Corporate Functions and Anti-trust

London Stock Exchange Group plc

10 Paternoster Square

London

EC4M 7LS

Tel: +44 (0) 20 7797 1000

with a copy to:

Michael Levitt

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv US PME LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv US LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS LSEGA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv TW Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	7	SOLE VOTING POWER
SHARES		96,933,192
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		96,933,192
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,933,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv Parent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	7	SOLE VOTING POWER
SHARES		119,921,521
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		119,921,521
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,921,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS London Stock Exchange Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF	7	SOLE VOTING POWER
SHARES		119,921,521
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		119,921,521
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,921,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on February 8, 2021 (the “Original Statement”) on behalf of (i) Refinitiv US PME LLC, a Delaware limited liability company, (ii) Refinitiv US LLC, a Delaware limited liability company, (iii) LSEGA, Inc. a Delaware corporation, (iv) Refinitiv TW Holdings Ltd., a Cayman Islands exempted company, (v) Refinitiv Parent Limited, a Cayman Islands exempted company, and (vi) London Stock Exchange Group plc, a public limited company organized in England and Wales. Each of the foregoing is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Original Statement, as amended by this Amendment (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”) of Tradeweb Markets Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

This Amendment is being filed to reflect a decrease in the percentage of the outstanding Class A Common Stock owned by the Reporting Persons, resulting from an increase in the number of shares of Class A Common Stock outstanding as reported by the Issuer in its filings with the SEC. There has been no change in the number of shares of Class A Common Stock beneficially owned by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The last paragraph of Item 3 is hereby amended and restated as follows:

Of the total number of Consideration Shares issued, 179,610,123 LSEG shares were issued to the Refinitiv Sellers at Closing. In addition, 24,615,845 LSEG ordinary shares were issued on March 1, 2021 to ConsortiumCo, a company owned by affiliates of Blackstone (the “Deferred Issue Shares”). The issue of the Deferred Issue Shares to ConsortiumCo was in connection with the settlement of certain existing payment-in-kind shares in Refinitiv Holdings’ capital structure.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Original Statement are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of shares of Class A Common Stock beneficially owned assume 101,674,943 shares of Class A Common Stock outstanding as of January 31, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2021, and also takes into account the shares of Class A Common Stock underlying any shares of Class B Common Stock or non-voting common units (the “LLC Interests”) of Tradeweb Markets LLC, a subsidiary of the Issuer, held by Reporting Persons, as applicable. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person’s cover page.

Refinitiv TW Holdings Ltd. directly holds 96,933,192 shares of Class B Common Stock and Refinitiv US PME LLC (and, together with Refinitiv TW Holdings Ltd., the “Direct Holders”) directly holds 22,988,329 LLC Interests. Shares of Class B Common Stock have ten votes per share and are exchangeable for shares of Class A Common Stock on a one-for-one basis at the discretion of the holder. LLC Interests may be exchanged for shares of Class A Common Stock or Class B Common Stock, in each case, on a one-for-one basis at the discretion of the holder.

The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

Refinitiv US LLC is the controlling member of Refinitiv US PME LLC. LSEGA, Inc. is the sole member of Refinitiv US LLC. Refinitiv Parent Limited is the sole shareholder of LSEGA, Inc. IAG US LLC is a member of Refinitiv US PME LLC. Refinitiv International Holdings S.à.r.l. is the sole member of IAG US LLC. Refinitiv Netherlands Holdings BV is the sole shareholder of Refinitiv International Holdings S.à.r.l. Refinitiv UK (Rest of World) Holdings Limited is the sole shareholder of Refinitiv Netherlands Holdings BV. Refinitiv UK Parent Limited is the sole shareholder of Refinitiv UK (Rest of World) Holdings Limited. LSEGA Jersey Limited is the sole shareholder of Refinitiv UK Parent Limited. Refinitiv Parent Limited is the sole shareholder of LSEGA Jersey Limited. London Stock Exchange Group plc is the controlling shareholder of Refinitiv Parent Limited. LSEGA Limited and LSEGA2 Limited are shareholders of Refinitiv Parent Limited and London Stock Exchange Group plc is the sole shareholder of each of LSEGA Limited and LSEGA2 Limited.

Each such Reporting Person may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by the Direct Holders directly or indirectly controlled by such entity, but neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Direct Holders to the extent they directly hold Class A Common Stock) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this Amendment should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I to the Original Statement is set forth therein.

(c)         Except as set forth in the Original Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I thereto, has effected any transaction in Class A Common Stock in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2021

REFINITIV US PME LLC

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV US LLC

By:	/s/ Teresa Hogan as Attorney-in-Fact

LSEGA, INC.

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV TW HOLDINGS LTD.

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV PARENT LIMITED

By:	/s/ Teresa Hogan as Attorney-in-Fact

LONDON STOCK EXCHANGE GROUP PLC

By:	/s/ Teresa Hogan as Attorney-in-Fact